WORK Medical Technology Group LTD

July 17, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon
Margaret Sawicki
Katherine Bagley

Re:	WORK Medical Technology Group LTD
Amendment No. 12 to Registration Statement on Form F-1
Filed July 5, 2024
File No. 333-271474

Ladies and Gentlemen:

This letter is in response to the letter dated July 12, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to WORK Medical Technology Group LTD (the “Company,” “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (“Amendment No. 13 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 12 to Registration Statement on Form F-1, Filed July 5, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 66

1. We note your revised disclosure that the decrease in sales for the period ended March 31, 2024 was primarily due to the decrease in demand and unit price of masks. Please disclose whether you expect this trend to continue in future financial periods, and revise your filing to add a risk factor discussing the risks to your business related to a decrease in demand and unit price of masks.

In response to the Staff’s comments, we revised the disclosure on pages 36 and 66 of Amendment No. 13 to the Registration Statement.

Financing Activities, page 72

2. We note your revised disclosure that, for the six months ended March 31, 2024, net cash provided by financing activities was $6,556,704, which mainly consisted of proceeds from short-term bank borrowings of $6,244,449. Please revise your disclosure to briefly describe the material terms of your short-term bank borrowings.

In response to the Staff’s comments, we revised the disclosure on page 72 of Amendment No. 13 to the Registration Statement.

Unaudited Interim Financial Statements

Unaudited Condensed Consolidated Balance Sheets, page F-31

3. Please explain to us the reason for the increase in advance to suppliers from $3,469,819 to $7,335,849. In addition, please clarify for us any amount of advance to suppliers that relates to masks or the supplies to produce masks.

In response to the Staff’s comments, we revised the disclosure on page F-37 of Amendment No. 13 to the Registration Statement. We respectively advise the Staff that among the advances to suppliers of approximately $7.34 million, approximately $7.25 million was advanced to suppliers relating to medical devices other than masks (including the supplies to produce medical devices other than masks), medical consumables, and other services, and approximately $0.09 million was advanced to suppliers relating to masks (including the supplies to produce masks).

Inventories, Net, page F-40

4. We note the decline in revenue attributable to masks on page F-38, from $4,752,892 to $566,549. Please tell us the amount of each component of inventories as of March 31, 2024 that is attributable to masks and the amount of mask related inventory you do not expect to consume within 12 months of the balance sheet date, if any. If there is any significant amount that you do not expect to consume within 12 months of the balance sheet date, please clarify for us how you determined a write down to net realizable value was not required. In this regard, we note impairment was nil for the six months ended March 31, 2024.

In response to the Staff’s comments, we respectively advise the Staff that the amount of our inventories related to masks were $1.17 million, $0.08 million of which has been recorded as impairment allowance. Raw materials, work in progress, and finished goods attributable to masks totaled $0.20 million, $0.19 million, and $0.78 million, respectively. We recorded $0.49 million in revenue from sales of masks from April 1, 2024 to July 15, 2024, and all of mask-related inventories were expected to be consumed within 12 months of the balance sheet date.

We respectfully advise the Staff that our management conducted an analysis of its outstanding inventory as of March 31, 2024 and then reviewed subsequent sales data up to the end of June 2024. As part of the analysis, management investigated the data of each product, with specific emphasis on masks. Our management made the following observations during the investigation: 1) low-end masks with low unit price only constituted a relatively small portion of the Company’s inventory at March 31, 2024, and these products were the most heavily impacted by price declines and recorded impairment losses in previous years; 2) the Company had already recorded impairment charges during the year ended September 30, 2023 to reflect inventory at net realizable value; and 3) masks subject to price declines were not slow-moving, and the unit sales price has stabilized since February 2024. We expect all these masks will be sold within the next twelve months without further material impairment. Based on these observations, our management concluded that further impairment beyond the amount recorded as of September 30, 2023 would be immaterial and unnecessary.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC